Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[MEADVILLE HOLDINGS LIMITED PRESS RELEASE — NOVEMBER 16, 2009]
For Immediate Release
Meadville Announces PCB Business Combination With
TTM Technologies, Inc.
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To create one of the world’s largest PCB companies
HONG KONG, November 16, 2009 — Meadville Holdings Limited (“Meadville”) (HKSE: 3313.HK), a leading printed circuit board (“PCB”) manufacturer, announced today that it has signed a definitive agreement to sell its PCB business to TTM Technologies, Inc. (Nasdaq: TTMI, “TTM”), North America’s largest PCB manufacturer by revenue. Following the completion of the proposed transaction (expected to complete in the first quarter of 2010), the combined PCB business will be one of the world’s leading PCB business with strong PCB production and R&D capabilities in both North America and the Asia Pacific region with broader market exposure worldwide.
Meadville entered into a conditional stock purchase agreement to sell its PCB business to TTM for a consideration of approximately US$521.3 million (equivalent to approximately HK$4,040.5 million), of which TTM will pay cash of approximately US$114.0 million (equivalent to approximately HK$883.8 million) and issue approximately 36.3 million new TTM shares, representing an aggregate value of approximately US$407.3 million (equivalent to approximately HK$3,156.7 million), based on the US$11.21 (equivalent to approximately HK$86.88) closing price of TTM shares as at November 13, 2009.
TTM is North America’s largest PCB manufacturer and a leading supplier of PCB and backplane assemblies and specializes in the high-end commercial and aerospace / defense markets, including networking and communications infrastructure, computing, industrial and medical markets. Its customers include original equipment manufacturers and international electronic manufacturing services companies. Currently, TTM has eight manufacturing operations, seven of which are in the U.S. and one in the PRC.
Upon completion of the transactions, Meadville’s largest shareholder, Mr. Tang Hsiang Chien (“Mr. HC Tang”) through his company, will own approximately 26.2 million TTM shares, representing approximately 33.0% of the enlarged issued share capital of TTM. Mr. HC Tang or his representatives will continue to manage the PCB business in Asia, and to provide continuity to the business and stability to the workforce.
On the same day, Meadville has also entered into a conditional sale and purchase agreement to sell its laminate business for a total consideration of approximately HK$2,783.8 million to Top Mix Investments Limited, a company wholly-owned by Mr. HC Tang. Meadville’s laminate business currently owns approximately 22.2% of Guangdong Shengyi Sci. Tech Co., Ltd. (SHSE: 600183), 25.0% of Suzhou Shengyi Sci. Tech. Co., Ltd. and a majority stake of other laminate operations in Hong Kong and China.
Commenting on the proposed PCB transaction, Mr. Tom Tang, Executive Chairman and Group Managing Director of Meadville, said, “The combination of the PCB businesses of Meadville and TTM will create a leading global player in the international PCB industry with a “Global Presence, Local Knowledge” strategy. The proposed transaction enables us to further capture growing worldwide potential by sharpening our market competitiveness and extending our global presence. The joint efforts will further expand the platform of the Meadville PCB business in the growing Asia region while complementing TTM’ existing U.S. footprint in the PCB industry.”
“The combined scale, complementary product capabilities, and market breadth of these two great companies will create significant competitive advantages in the increasingly dynamic PCB industry,” said Mr. Kent Alder, President and CEO of TTM.
The above two transactions are to be approved by the shareholders of Meadville and TTM and completion of the two transactions are conditional on each other. Upon completion of the two transactions and subject to satisfaction of certain closing conditions, Meadville proposes to delist from Hong Kong Stock Exchange and will declare a dividend of approximately HK$3.47 per Meadville share to its shareholders, comprising of cash and TTM shares equivalent to the aggregate amount of the sale proceeds received from the laminate sale and the PCB sale. The said dividend is comprised of approximately HK$1.867 in cash and 0.0185 TTM share for every Meadville share, which represents a premium of approximately 61.4% over the closing price of HK$2.15 per Meadville share as quoted on the last trading date before Meadville’s formal announcement.
Commenting on the two proposed transaction, Ms. Mai Tang, Vice Chairman of Meadville said, “This is an attractive opportunity for all Meadville’s shareholders to realize the value of their shareholding in Meadville and at the same time retain an interest in the PCB business which will be combined with TTM”.
Merrill Lynch (Asia Pacific) Limited acted as exclusive financial advisor to Meadville and UBS AG, Hong Kong Branch acted as the exclusive financial advisor to TTM on the relevant transaction.
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About Meadville Holdings Limited
Headquartered in Hong Kong and established in the 1980s, Meadville Holdings Limited is one of the leading PCB manufacturers based in China with a focus on producing high-end PCB products. The company’s products include double-sided and multi-layer PCBs, HDI PCBs and IC substrates. In addition to its mass production ability in a wide range of PCB products, Meadville also provides customers with a “one-stop shop” service, which includes PCB layout design and small volume quickturn PCB production. Meadville’s shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since February 2, 2007. Additional information can be found at www.meadvillegroup.com.
About TTM Technologies, Inc.
TTM Technologies, Inc. is North America’s largest PCB manufacturer, focusing on quick-turn and technologically advanced PCBs and the backplane assembly business. TTM stands for time-to-market, representing how the company’s time-critical, one-stop manufacturing services enable customers to shorten the time required to develop new products and bring them to market. Additional information can be found at www.ttmtechnologies.com.
For further enquiries, please contact Hill and Knowlton Asia Ltd.:-
Denise Maguire
Tel: (852) 2894 6312
Email: denise.maguire@hillandknowlton.com.hk
Rachel Chan
Tel: (852) 2894 6309
Email: rachel.chan@hillandknowlton.com.hk

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in U.S. Securities and Exchange Commission (“SEC”) filings made by TTM Technologies, Inc. (“TTM”).
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the SEC at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.

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